                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  __________


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



          (Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1998

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from ____________ to _____________

          Commission file number __________________________

     A. Full title of the plan and the address of the plan, if different from that of the issued named below: Premier Bancshares, Inc. 401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices: Premier Bancshares, Inc., 2180 Atlanta Plaza, 950 East Paces Ferry Road, Atlanta, Georgia 30326

                       First Alliance/Premier Bancshares
                              401(k) Savings Plan

            Audited Financial Statements and Supplemental Schedules


            Year ended December 31, 1998 and as of December 31, 1997



                                    Contents

Report of Independent Auditors...............................    F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............    F-2
Statement of Changes in Net Assets Available for Benefits....    F-3
Notes to Financial Statements................................    F-4


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes....    F-12
Line 27b--Schedule of Loans or Fixed Income Obligations......    F-16
Line 27d--Schedule of Reportable Transactions................    F-17
Line 27e--Schedule of Non-exempt Transactions................    F-18


                        Report of Independent Auditors


Plan Administrator
First Alliance/Premier Bancshares
 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of First Alliance/Premier Bancshares 401(k) Savings Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31,1998 and 1997, and the changes in its net assets available for benefits for the year ended December31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, loans or fixed income obligations for the year ended December 31, 1998, reportable transactions for the year ended December 31, 1998, and schedule of non-exempt transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets purchased or sold during 1998. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


Atlanta, Georgia
June 23, 1999

             First Alliance/Premier Bancshares 401(k) Savings Plan

                Statements of Net Assets Available for Benefits


                                                                             December 31
                                                                     ---------------------------
                                                                         1998             1997
                                                                     ----------        ---------
Assets
Investments, at fair value:
  Guaranteed Certificate Funds                                       $    21,099        $   17,107
  Growth funds                                                         1,045,020           483,395
  Growth and income funds                                                715,985           378,905
  Bond funds                                                             157,064           118,948
  Aggressive growth funds                                              1,012,462           625,857
  Maxim Money Market Fund                                                672,065           312,461
  Profile Series Funds                                                 1,411,977           781,128
  American Century Twentieth Century Ultra Fund                          567,390           308,367
  International funds                                                    359,367           190,836
  Premier Bancshares, Inc., common stock                               5,624,556         2,871,089
  Participant loans                                                      206,697           151,130
                                                                     -----------        ----------
Total investments                                                     11,793,682         6,239,223
                                                                     -----------        ----------

Total assets                                                          11,793,682         6,239,223

Liabilities
Payables:
  Refunds payable                                                             --             7,321
                                                                     -----------        ----------
Total liabilities                                                             --             7,321
                                                                     -----------        ----------
Net assets available for benefits                                    $11,793,682        $6,231,902
                                                                     ===========        ==========

See accompanying notes.

             First Alliance/Premier Bancshares 401(k) Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998



Additions:
  Participants' contributions                                     $ 1,683,493
  Employer's contribution                                           1,221,586
                                                                  -----------
Total contributions                                                 2,905,079

Investment income:
  Interest and dividends                                               81,245
  Net appreciation in fair value of investments                     2,203,492
                                                                  -----------
Total additions                                                     5,189,816

Deductions:
  Benefit payments                                                 (1,407,971)

Transfer from related plans                                         1,779,935
                                                                  -----------
Net increase in net assets available for benefits                   5,561,780

Net assets available for benefits:
  Beginning of the year                                             6,231,902
                                                                  -----------
  End of the year                                                 $11,793,682
                                                                  ===========

See accompanying notes.

             First Alliance/Premier Bancshares 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998


1. Description of Plan

The following description of the First Alliance/Premier Bancshares 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is designed for the benefit of employees of Premier Bancshares, Inc. and subsidiaries (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was established on January 1, 1987 and amended effective January 1, 1997. Great-West Life and Annuity Insurance Company (the "custodian") serves as custodian of the Plan's investment assets. Under the provisions of the Plan, participants may defer compensation into the Plan on a before-tax payroll deduction basis pursuant to the provisions of Section 401(k) of the Internal Revenue Code.

In 1998, the Company merged the Citizens Bank of Gwinnett 401(k) Savings and Employee Stock Ownership Plan (the "CBG Plan") and the Traditional Mortgage 401(k) Plan (the "TM 401(k) Plan") into the Plan. The net assets of the CBG and TM 401(k) Plans were sold at fair value and the funds were allocated by the custodian to the participant accounts in accordance with the direction of the participants. Such contributed funds from merged entities totaled $1,779,935 for 1998.

Eligibility

The Plan covers all employees of the Company who have at least three months of service and are age twenty-one or older.

Contributions

Each year, participants may contribute up to 20 percent of their pretax annual compensation, as defined by the Plan agreement plus up to 100% of any Company paid cash bonus. All contributions are subject to Internal Revenue Code (the "Code") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 75 percent of the first 4% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's board of directors.

             First Alliance/Premier Bancshares 401(k) Savings Plan

1. Description of the Plan (continued)

Contributions (continued)

Participants may direct participant and the Company's matching and discretionary contributions to various fund options provided by the custodian. Such investment funds with similar investment objectives have been combined for financial statement presentation. The earnings of the combined funds would not necessarily be indicative of the earnings for any individual participant.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested upon attainment of normal retirement age, early retirement age, death, or disability and upon termination of the Plan. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

             First Alliance/Premier Bancshares 401(k) Savings Plan

1. Description of the Plan (continued)

Benefits and Withdrawals

Benefits are available to Plan participants upon reaching the normal retirement age, death, date of disability, or after termination of service for any other reason. The participant's entire vested interest in the Plan shall be available to be distributed in a single lump sum cash payment or several alternative forms of distribution, as permitted by the Plan. Participant contributions to the Plan may be withdrawn in cases in which a participant has suffered a financial hardship as defined by the Code, upon approval by the Plan administrator.

Forfeited Accounts

At December 31, 1998 and 1997, forfeited nonvested accounts totaled $11,516 and $17,292, respectively. Such amounts are used to reduce future employer contributions.

Investment Contract with Insurance Company

The Plan has entered into an investment contract with the custodian. The custodian maintains the contributions to the funds designated under the investment contract in a pooled account. The Guaranteed Certificate Funds (Guaranteed Certificate Fund (36M), Guaranteed Certificate Fund (84M), and Guaranteed Certificate Fund (60M)) provide investors with stable, long-term investment growth potential. Restrictions are placed on participants with respect to transfers in and out of these funds.

Participant Loans

The Plan permits participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. If the Participant's vested account balance is less than or equal to $20,000, the maximum loan can not exceed the lesser of $10,000 or 100% of the vested account balance. Loan transactions are treated as a transfer to
(from) the investment fund from (to) the participant loans fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's

             First Alliance/Premier Bancshares 401(k) Savings Plan

1. Description of the Plan (continued)

Participant Loans (continued)

account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

All expenses of the Plan, including management fees incurred in administering the Plan, are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis.

             First Alliance/Premier Bancshares 401(k) Savings Plan

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

The fair value of the participation units owned by the Plan in the pooled separate accounts were based on quoted redemption values. Such redemption values are generally established based on the quoted market prices of the underlying securities on the last business day of the Plan year. Assets invested in the general investment accounts are included in the accompanying statements of net assets available for benefits at fair value. The contract value approximates fair value for these assets based on current market rates. Company common stock is valued at the closing market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

3. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated April 21, 1997 stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

             First Alliance/Premier Bancshares 401(k) Savings Plan

4. Changes in Net Assets Available for Benefits by Fund Option

For purposes of the following schedule, contributions have been combined with transfers from related plans as the custodian was not able to provide separate information. Information regarding changes in investments by fund option for the year ended December31,1998 is as follows:

                                                                     Participant Directed
                          ----------------------------------------------------------------------------------------------------------
                                                       Great West Life and Annuity Insurance Company
                                                                                                                       American
                          Guaranteed               Growth and               Aggressive     Maxim        Profile        Century
                          Certificate   Growth       income      Bond         growth       Money        Series    Twentieth  Century
                            Funds        funds       funds       funds        funds      Market Fund    Funds         Ultra Fund
                          ----------------------------------------------------------------------------------------------------------

Additions:
 Contributions and
 transfers from related
 plans                     $ 7,157    $  288,913     $245,651    $ 64,902   $  255,492   $1,699,629   $  488,477      $149,656

Investment income:
 Interest and dividends        811             -            -           -            -            -            -             -
 Net appreciation in fair
  value of investments           -       171,786       77,323       5,400      117,903       16,889      140,770       114,635
                           --------------------------------------------------------------------------------------------------------
Total additions              7,968       460,699      322,974      70,302      373,395    1,716,518      629,247       264,291

Deductions:
 Benefit payments           (3,976)      (35,990)     (47,996)    (49,932)     (40,427)    (404,196)     (85,516)      (38,579)

Inter-fund transfers             -             -       62,102      17,746       53,637     (952,720)      87,118        33,311
                           ---------------------------------------------------------------------------------------------------------
Net increase in net assets
 available for benefits      3,992       561,625      337,080      38,116      386,605      359,604      630,849       259,023

Net assets available for
 benefits:
 Beginning of the year      17,107       483,395      378,905     118,948      625,857      312,461      781,128       308,367
                           ---------------------------------------------------------------------------------------------------------
 End of the year           $21,099    $1,045,020     $715,985    $157,064   $1,012,462    $ 672,065   $1,411,977      $567,390
                           =========================================================================================================

             First Alliance/Premier Bancshares 401(k) Savings Plan

4. Changes in Net Assets Available for Benefits by Fund Option (continued)

                                                              Participant Directed
                                        ---------------------------------------------------------------------
                                                                  Premier
                                        International          Bancshares, Inc.       Participant
                                           funds                 common stock            loans          Other          Total
                                        ------------------------------------------------------------------------------------------
Additions:
 Contributions and transfers from
 related plans                           $  121,095               $1,353,808          $   2,913       $   7,321      $4,685,014

Investment income:
 Interest and dividends                           -                   64,666             15,768               -          81,245
 Net appreciation in fair
 value of investments                        52,409                1,506,377                  -               -       2,203,492
                                        ------------------------------------------------------------------------------------------
Total additions                             173,504                2,924,851             18,681           7,321       6,969,751

Deductions:
 Benefit payments                           (13,165)                (723,829)            36,886               -      (1,407,971)

Inter-fund transfers                          8,192                  552,445                  -               -               -
                                        ------------------------------------------------------------------------------------------

Net increase in net
 assets available for benefits              168,531                2,753,467             55,567           7,321       5,561,780

Net assets available for
 benefits:
 Beginning of the year                      190,836                2,871,089            151,130          (7,321)      6,231,902
                                        ------------------------------------------------------------------------------------------
 End of the year                           $359,367               $5,624,556         $  206,697        $      -     $11,793,682
                                        ==========================================================================================

             First Alliance/Premier Bancshares 401(k) Savings Plan

5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Year 2000 Issue (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by third quarter 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the Project, Plan management established formal comunications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                  Plan No. 001

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                                                                  (e)
                 (b)                               (c)                             (d)          Current
(a)      Identity of Issue             Description of Investment                 Cost           Value
-----------------------------------------------------------------------------------------------------------------
      Money Market Fund
*     GW Capital Management, Inc.    Maxim Money Market Fund                     $646,492        $672,065
                                                                                 ------------------------
                                                                                  646,492         672,065
      Guaranteed Investment Contracts
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 12/31/99, 4.40%               5,758           5,758
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 03/31/00, 4.85%               5,722           5,722
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 06/30/00, 5.10%               1,285           1,285
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 09/30/00, 4.70%               2,213           2,213
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 12/31/00, 4.45%                 352             352
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 03/31/01, 4.45%                  90              90
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 06/30/01, 4.35%               2,543           2,543
*     Great West Life & Annuity      Guaranteed Certificate Fund, 36
       Insurance Company              months maturing 09/30/01, 3.95%               3,109           3,109
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 12/31/01, 4.65%                   2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 03/31/02, 5.10%                   2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 06/30/02, 5.35%                   1               1
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 09/30/02, 4.95%                   2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 12/31/02, 4.60%                   1               1
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 03/31/03, 4.65%                   2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 06/30/03, 4.40%                   2               2

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                 Plan No.:  001

     Line 27a - Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1998

                                                                                                  (e)
                 (b)                               (c)                             (d)          Current
(a)       Identity of Issue             Description of Investment                 Cost           Value
-----------------------------------------------------------------------------------------------------------------
      Guaranteed Investment Contracts (continued)
*     Great West Life & Annuity      Guaranteed Certificate Fund, 60
       Insurance Company              months maturing 09/30/03, 4.20%             1               1
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 12/31/03, 4.80%             2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 03/31/04, 5.35%             2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 06/30/04, 5.60%             2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 09/30/04, 5.10%             2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 12/31/04, 4.70%             2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 03/31/05, 4.70%             2               2
*     Great West Life & Annuity      Guaranteed Certificate Fund, 84
       Insurance Company              months maturing 06/31/05, 4.35%             2               2
                                                                           ------------------------
                                                                             21,099          21,099

      Aggressive Growth Funds
      American Century Investment
       Management, Inc.              Twentieth Century Ultra Fund           432,886         567,390
      AIM Advisors Inc.              AIM Constellation Fund                 430,093         520,938
*     GW Capital Management, Inc.    Maxim Small-Cap Index Portfolio         57,983          58,694
*     GW Capital Management, Inc.    Maxim Growth Index Portfolio           184,686         248,767
      Loomis Sayles & Company        Maxim Small-Cap Aggressive Growth      196,113         183,651
                                      Portfolio
*     GW Capital Management, Inc.    Maxim US Government Mortgage
                                      Securities Portfolio                      347             412
                                                                          -------------------------
                                                                          1,302,108       1,579,852

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                 Plan No.:  001

     Line 27a - Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1998

                                                                                                  (e)
                 (b)                               (c)                            (d)           Current
(a)       Identity of Issue             Description of Investment                 Cost           Value
-----------------------------------------------------------------------------------------------------------------
      Bonds Funds
*     GW Capital Management, Inc.       Maxim Grade Corporate Bond
                                         Portfolio                                    17,398          18,306
      Loomis Sayles & Company           Maxim Corporate Bond Portfolio                47,748          51,397
      Putnam Investment Management      Putnam Global Government Income
       Inc.                              Fund                                         51,003          52,175
*     GW Capital Management, Inc.       Maxim Short-Term Maturity Bond
                                         Portfolio                                    34,249          35,184
                                                                                    ------------------------
                                                                                     150,398         157,064
      Growth Funds
      Fidelity Management &             Fidelity Advisor Growth
       Research Co.                      Opportunities Fund                          126,315         157,942
*     GW Capital Management, Inc.       Orchard Index 500 Fund                       232,103         295,328
      AIM Advisors Inc.                 AIM Weingarten Fund                          306,868         384,840
      Ariel Capital Management          Maxim Small-Cap Value Portfolio               18,619          21,246
      T. Rowe Price                     Maxim Mid-Cap Growth Portfolio               160,892         185,664
                                                                                    ------------------------
                                                                                     844,797       1,045,020
      Growth and Income Funds
      Founders Funds                    Maxim Blue Chip Portfolio                     66,828          76,071
      AIM Advisors Inc.                 AIM Charter Fund                             130,338         161,769
*     GW Capital Management, Inc.       Maxim Value Index Portfolio                  127,167         148,766
      Putnam Investment
       Management Inc.                  Putnam Fund for Growth and Income            212,879         250,177
      Fidelity Management &
       Research Co.                     Fidelity Advisor Equity Income Fund           72,296          79,202
                                                                                    ------------------------
                                                                                     609,508         715,985
      International Funds
      Putnam Investment Management      Putnam Global Growth Fund                    209,035         257,999
       Inc.
      Loomis Sayles & Company           Maxim Foreign Equity Portfolio                 5,531           5,802
      Fidelity Management & Research    Fidelity Advisor Overseas Fund                36,082          38,994
       Co.
*     GW Capital Management, Inc.       Orchard Index Pacific Fund                       583             608
*     GW Capital Management, Inc.       Orchard Index European Fund                   51,810          55,964
                                                                                    -------------------------
                                                                                     303,041         359,367

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                 Plan No.:  001

     Line 27a - Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1998

                                                                                                                   (e)
                 (b)                                                 (c)                       (d)               Current
(a)       Identity of Issue                               Description of Investment            Cost               Value
------------------------------------------------------------------------------------------------------------------------------
Profile Series Funds
*      Great West Life and Annuity Insurance Company       Profile Series I                   315,423             366,352
*      Great West Life and Annuity Insurance Company       Profile Series II                  279,814             319,819
*      Great West Life and Annuity Insurance Company       Profile Series III                 559,304             636,665
*      Great West Life and Annuity Insurance Company       Profile Series IV                   67,989              75,352
*      Great West Life and Annuity Insurance Company       Profile Series V                    13,161              13,789
                                                                                           -------------------------------
                                                                                            1,235,691           1,411,977

*      Premier Bancshares, Inc.                            Common stock                     3,528,787           5,624,556
*      Participant loans                                   Interest rates ranging from
                                                             8.25% to 9.75%                         -             206,697
                                                                                           -------------------------------
                                                                                           $8,641,921         $11,793,682
                                                                                           ===============================

* Indicates a party in interest to the Plan.

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                 Plan No.:  001

            Line 27b - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998



                                            Amount Received            (f)                                     Amount Overdue
            (b)               (c)         During Reporting Year       Unpaid                                 -------------------
        Identity of        Amount of  ---------------------------   Balance at             (g)                 (h)         (i)
(a)       Obligor            Loan     (d) Principal  (e) Interest  End of Year          Description          Principal   Interest
---------------------------------------------------------------------------------------------------------------------------------


*       Daniel, Beverly S   $1,699      $180          $ 51        $1,519     Issued 10/15/97, 36 months,    $146       $ 85
                                                                             9.5% payable $28.92
                                                                             semi-monthly

*       Foster, Deborah K    5,225       207           122         5,018     Issued 01/15/98, 60 months,     438        319
                                                                             9.5% payable $54.78
                                                                             semi-monthly

-----------

* Indicates a party-in-interest of the Plan.

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                 Plan No.:  001

                 Line 27d - Schedule of Reportable Transactions

                      For the year ended December 31, 1998


                                                                                                       (h)
                                                                                                  Current Value
                                                        (c)          (d)             (g)           of Asset on          (i)
            (a)                      (b)              Purchase     Selling         Cost of          Transaction       Net Gain
Identity of Party Involved   Description of Asset       Price       Price           Asset              Date           or (Loss)
-------------------------------------------------------------------------------------------------------------------------------

Category (iii)  Series of transactions in excess of 5% of Plan assets.

Premier Bancshares, Inc.     Common stock             $2,547,362     $       --      $2,547,362         $2,547,362    $     --
Premier Bancshares, Inc.     Common stock                     --      1,300,272              **          1,300,272          **
GW Capital Management, Inc   Maxim Money Market fund   2,235,715             --       2,235,715          2,235,715          --
GW Capital Management, Inc   Maxim Money Market fund          --      1,876,111              **          1,876,111          **

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.
----------------

** Information not available from custodian
Note: The information required by columns (e) and (f) is not applicable.

             First Alliance/Premier Bancshares 401(k) Savings Plan
                                EIN:  58-1605170
                                 Plan No.:  001

                 Line 27e - Schedule of Non-Exempt Transactions

                          Year ended December 31, 1998


                                                                                                   (c)
                                                   (b)                                 Description of Transactions,
       (a)                                Relationship to Plan,                      including Maturity Date, Rate of
Identity of Party                           Employer, or Other                        Interest, Collateral, Par, or
     Involved                               Party-in-Interest                                 Maturity Value
------------------------------------------------------------------------------------------------------------------------------
Premier Bancshares, Inc.                  Employer/Plan Sponsor                       Contributions of $11,242 for the
                                                                                        payroll period ended
                                                                                        December 31, 1997 remitted
                                                                                        December 31, 1998

Note: The information required by columns (d), (e), (f), (g), (h), (i), and (j) is not applicable.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        PREMIER BANCSHARES, INC.
                                        401(K) SAVINGS PLAN

Date: June 30, 1999                     By: /s/ MICHAEL E. RICKETSON
     _________________                     _________________________________
                                           MICHAEL E. RICKETSON,
                                           Chief Financial Officer, Premier
                                           Bancshares, Inc.